                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                         Hollywood Partners.com, Inc.
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                               (Name of Issuer)

                        Common Stock, par value $.0001
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   435904107
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                                (CUSIP Number)

                             Mr. Nikolas Konstant
                              DYDX Consulting LLC
                      c/o Nightingale Conant Corporation
                           7300 North Lehigh Avenue
                             Niles, Illinois 60714
                          Attention: Nikolas Konstant
                                (847) 647-0306
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 20, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 435904107                                                Page 2 of 9

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      DYDX Consulting LLC
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-(1)(2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-(1)(2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-(1)(2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      -0-(1)(2)
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      TYPE OF REPORTING PERSON (See Instructions)
14
      OO Limited Liability Company
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     (1) See disclaimer in Item 5 below.
     (2) As described in Item 2 below, based on the issuer's Annual Report on 10-KSB/A for the year ended December 31, 1999, Vitafort International Corporation ("Vitafort") has beneficial ownership of 4,619,629 shares of the common stock, $.0001 par value, ("Common Stock") of the issuer. Based on 8,833,450 shares of Common Stock outstanding as reported in the issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000 Vitafort's 4,619,629 shares represents 52.3% of the outstanding shares of Common Stock. DYDX Consulting LLC, a Delaware limited liability company, ("DYDX") (and Mr. Konstant as the sole member and manager of DYDX) has beneficial ownership of 8,806,882 shares of common stock of Vitafort. Based on 20,112,984 shares of common stock of Vitafort outstanding as reported by Vitafort in its Quarterly Report on 10-QSB for the quarter ended September 30, 2000 such 8,806,882 shares represents 43.8% of the outstanding shares of common stock of Vitafort. Since neither DYDX nor Mr. Konstant has power, direct or indirect, to vote or direct the disposition of the shares of Common Stock of the issuer held by Vitafort, each of Mr. Konstant and DYDX expressly disclaims any direct or indirect, sole or shared, beneficial ownership of the 4,619,629 shares of Common Stock of the issuer owned by Vitafort.
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

                                 SCHEDULE 13D
CUSIP NO. 435904107                                                Page 3 of 9

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Nikolas Konstant
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X](1)(2)
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            211,893

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0(1)(2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             211,893

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0(1)(2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      211,893(1)(2)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.3%(1)(2)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------
     (1) See disclaimer in Item 5 below.
     (2) As described in Item 2 below, based on the issuer's Annual Report on 10-KSB/A for the year ended December 31, 1999, Vitafort International Corporation ("Vitafort") has beneficial ownership of 4,619,629 shares of the common stock, $.0001 par value, ("Common Stock") of the issuer. Based on 8,833,450 shares of Common Stock outstanding as reported in the issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000 Vitafort's 4,619,629 shares represents 52.3% of the outstanding shares of Common Stock. DYDX Consulting LLC, a Delaware limited liability company, ("DYDX") (and Mr. Konstant as the sole member and manager of DYDX) has beneficial ownership of 8,806,882 shares of common stock of Vitafort. Based on 20,112,984 shares of common stock of Vitafort outstanding as reported by Vitafort in its Quarterly Report on 10-QSB for the quarter ended September 30, 2000 such 8,806,882 shares represents 43.8% of the outstanding shares of common stock of Vitafort. Since neither DYDX nor Mr. Konstant has power, direct or indirect, to vote or direct the disposition of the shares of Common Stock of the issuer held by Vitafort, each of Mr. Konstant and DYDX expressly disclaims any direct or indirect, sole or shared, beneficial ownership of the 4,619,629 shares of Common Stock of the issuer owned by Vitafort.
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 4 of 9

Item 1.   Security and Issuer.

     This Amendment No. 1 to Schedule 13D ("Amendment") amends the Schedule 13D ("Original 13D") filed by Nikolas Konstant and DYDX Consulting LLC, a Delaware limited liability company ("DYDX") on August 22, 2000 and relates to the shares of common stock, par value $.0001 per share (the "Common Stock") of Hollywood Partners.com, Inc. (the "Company"). The address of the principal executive offices of the Company is 1800 Avenue of the Stars, Suite 480, Los Angeles, California 90067.

Item 2.   Identity and Background.

          (a) Nikolas Konstant is the beneficial owner of 211,893 shares of the Common Stock. He directly holds 11,893 shares of the Common Stock and a warrant that is currently exercisable to acquire an additional 200,000 shares of the Common Stock. Mr. Konstant is the sole managing member of DYDX that has no beneficial ownership in shares of the Common Stock. DYDX and Mr. Konstant are referred to in this Amendment collectively as the "Reporting Persons."

          DYDX is the beneficial owner of 8,806,882 shares of common stock of Vitafort International Inc., a Delaware corporation ("Vitafort"), of which it directly holds sole power to vote and to direct the disposition of 6,993,087 shares and directly and solely holds an irrevocable proxy that expires April 30, 2001 to vote 1,813,795 shares of Common Stock held by Terra Trust/VTG. Mr. Konstant has direct beneficial ownership of no shares of the common stock of Vitafort; however, as the sole member and manager of DYDX, he has total indirect beneficial ownership of 8,806,882 shares of common stock of Vitafort. DYDX beneficially owns 43.8% of the shares of common stock in Vitafort, based on 20,112,964 shares of common stock of Vitafort outstanding as reported by Vitafort in its Quarterly Report on 10-QSB for the quarter ended September 30, 2000. Based on the Company's Report on 10-KSB/A for the year ended December 31, 1999, Vitafort is the record holder and beneficial owner of 4,619,629 shares of the Common Stock. Based on 8,833,450 shares of Common Stock outstanding as reported in the Company's Quarterly Report on 10-QSB for the quarter ended September 30, 2000, Vitafort's 4,619,629 shares of the Common Stock represents 52.3% of the outstanding shares of the Common Stock. Since neither DYDX nor Mr. Konstant has power, direct or indirect, to vote or direct the disposition of the shares of Common Stock held by Vitafort, each of Mr. Konstant and DYDX expressly disclaims any beneficial ownership of shares of the 4,619,629 shares of Common Stock beneficially owned by Vitafort.

          (b) The business address of each of the Reporting Persons is 7300 North Lehigh Avenue, Niles, Illinois 60714.

          (c) Mr. Konstant is a private investor and provides business and financial advisory and consulting services. The principal business of DYDX is investment and business and financial advisory and consulting.

          (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Konstant is a citizen of the United States.

Schedule 13D                                                         Page 5 of 9

Item 3.   Source and Amount of Funds or Other Consideration.

     In late 1999, Mr. Konstant acquired 60,000 shares of the Company as compensation for services rendered to the Company. Between January 11 and January 26, 2001, through a series of open market broker transactions, Mr. Konstant sold 48,107 shares of Common Stock for an aggregate sales price of $94,894.12. Mr. Konstant's warrant to purchase 200,000 shares of Common Stock of the Company was issued on September 29, 1999, is currently exercisable and expires on September 28, 2002.

Item 4.   Purpose of Transaction.

     The Reporting Persons hold the Common Stock to which this Statement relates for purposes of investment. None of the Reporting Persons presently has any plan or proposal which relates to or would result in any transaction of the types described in Item 4 (a) through (j) of Schedule 13D. However, reference is made to Item 4 of the Reporting Persons' Schedule 13D filed with respect to their beneficial ownership of Vitafort common stock. If the Reporting Persons acquire control of Vitafort, they may then be deemed to become beneficial owner of any shares of Common Stock then beneficially owned by Vitafort.

Item 5. Interest in Securities of the Issuer.

          (a) The following table sets forth the aggregate number and percentage of the shares of Common Stock which, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Securities Act"), would be deemed to be beneficially owned by each Reporting Person, based on 8,833,450 shares of Common Stock outstanding, as reported by the Company in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000.

                             Shares of Common Stock            Percentage
   Reporting Person            Beneficially Owned         Beneficial Ownership
----------------------       ----------------------       --------------------
DYDX Consulting LLC                    -0-                        0.0%
Nikolas Konstant                   211,893                        2.3%

          (b) Mr. Konstant has the direct and sole power to vote and direct the disposition of 211,893 shares of Common Stock; DYDX has neither sole nor shared, direct or indirect, power to vote or direct the disposition of any shares of Common Stock.

          (c) During the last 60 days, Mr. Konstant sold 48,107 shares of Common Stock on the open market through brokered transactions in the following manner:

   Date      Number of Shares Sold  Price per share  Aggregate Sales Price
-----------  ---------------------  ---------------  ---------------------
 01/11/01                    2,000            $1.62               3,234.88
 01/11/01                      500            $1.68                 839.97
 01/11/01                    1,500            $1.74               2,613.65
 01/11/01                    4,000            $1.80               7,219.68
 01/11/01                      500            $1.87                 933.71
 01/11/01                    3,000            $1.93               5,789.78

Schedule 13D                                                         Page 6 of 9

   Date      Number of Shares Sold  Price per share  Aggregate Sales Price
-----------  ---------------------  ---------------  ---------------------
 01/11/01                    2,000            $1.99               3,984.84
 01/11/01                    3,000            $2.05               6,164.76
 01/11/01                    1,500            $2.12               3,176.13
 01/11/01                    1,000            $2.18               2,179.92
 01/11/01                    1,000            $2.24               2,242.42
 01/11/01                    2,500            $2.30               5,762.30
 01/11/01                      500            $2.36               1,181.70
 01/11/01                    1,000            $2.37               2,367.41
 01/12/01                    3,000            $1.87               5,602.26
 01/12/01                    3,500            $2.05               7,192.22
 01/12/01                    1,000            $2.12               2,117.42
 01/12/01                    8,500            $2.18              18,529.32
 01/12/01                    2,000            $2.24               4,484.84
 01/16/01                    1,000            $1.78               1,781.16
 01/17/01                    1,000            $1.60               1,603.06
 01/19/01                    1,000            $1.24               1,241.34
 01/19/01                    1,000            $1.30               1,303.84
 01/19/01                      500            $1.49                 745.87
 01/19/01                      500            $1.52                 761.32
 01/26/01                    1,107            $1.66               1,840.32


     Mr. Konstant and DYDX expressly disclaim shared voting and dispositive power over the shares of Common Stock of the Company beneficially owned by Vitafort.

           (d) Mr. Konstant is the only person known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 211,893 shares of Common Stock of which he has beneficial ownership.

          (e) Mr. Konstant does not have and expressly disclaims that he has ever held beneficial ownership of more than five percent of the Common Stock. This Amendment hereby revokes any prior statements indicating that he may have held beneficial ownership of more than five percent of the Common Stock issued and outstanding at any time including any such statements contained in the Original 13D.

Schedule 13D                                                         Page 7 of 9

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not Applicable.

Item 7.   Material to Be Filed as Exhibits.

          Not Applicable.

Schedule 13D                                                         Page 8 of 9

                                   SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, each Reporting Person certifies that the information set forth in this
Schedule 13D is true, complete and correct.

Dated: February 28, 2001                 DYDX Consulting LLC



                                         By   /s/ Nikolas Konstant
                                            -------------------------
                                            Nikolas Konstant
                                            Managing Member

                                             /s/ Nikolas Konstant
                                            -------------------------
Dated: February 28, 2001                    Nikolas Konstant

Schedule 13D                                                         Page 9 of 9


                                   EXHIBIT 1

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated: February 28, 2001                 DYDX CONSULTING LLC,
                                         a Delaware limited liability company


                                         By   /s/ Nikolas Konstant
                                           ----------------------------------
                                           Nikolas Konstant
                                           Its Manager and Sole Member


Dated: February 28, 2001                 NIKOLAS KONSTANT, an individual

                                         /s/ Nikolas Konstant
                                         ------------------------------------
                                         Nikolas Konstant